UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
                                                OMB APPROVAL
FORM 4                                          OMB  Number: 3235-0287
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   George Schmitt
   12975 Worldgate Drive
   Herndon VA 20170

2. Issuer Name and Ticker or Trading Symbol e.spire Communications, Inc. (ESPI)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   December 2000

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [x] Director                   [ ] 10% Owner
   [x] Officer (give title below) [ ] Other (specify below)
   Chairman and Acting Chief Executive Officer

7. Individual or Joint/Group Filing (Check Applicable Line)
   [x] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person


Table I    Non-Derivative Securities Acquired, Disposed of,
or Beneficially Owned

1. Title of Security (Instr. 3)
   Common Stock
   Common Stock
   Common Stock (1)
   Common Stock (2)

2. Transaction Date (Month/Day/Year)
   12/06/00
   12/12/00
   12/29/00
   12/12/00

3. Transaction Code (Instr. 8)
   P
   G
   A
   G

4. Securities Acquired(A) or Disposed of (D) (Instr. 3, 4, and 5)
   Amount         (A) or (D)             Price
   10,000             A                  $1.09370
   10,000             D                  $0.00000
   1,500,000          A                  $0.50000
   10,000             A                  $0.00000

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 1,970,000
   20,000

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
   D
   D
   D
   I

7. Nature of Indirect Beneficial Ownership (Instr. 4)
   By Trust

Table II (PART 1) Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1. Title of Derivative Security (Instr. 3)


2. Conversion or Exercise Price of Derivative Security


3. Transaction Date (month/day/year)


4. Transaction Code (Instr. 8)
   Code


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, 5)
   (A)                  (D)


6. Date Exercisable and Expiration Date (Month/Day/Year)
   Dated Exercisable                     Expiration Date



7. Title and Amount of Underlying Securtities (Instr. 3 and 4)
   Title                          Amount or Number of Shares


8. Price of Derivative Security (Instr. 5)


9. Number of derivative Securities Benenficially Owned at End of Month
 (Instr. 4)


10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)


11. Nature of Indirect Benenficial Ownership (Instr. 4)


[FN]
Explanation of Responses:
(1) Issued pursuant to employment agreement by and between the reporting person and the company.

(2) Includes 10,000 shares transferred by reporting person to reporting person's family foundation.



SIGNATURE OF REPORTING PERSON
/S/ GEORGE SCHMITT

DATE January 10, 2001

** Intentional misstatements or ommission of facts constitute Federal Criminal Violations. See 18 USC 1001 and 15 USC 78ff(a).

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